Not for Distribution in the U.S.A.

CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 5, 2008

TSX Venture Exchange Symbol: CMA

 OTC Bulletin Board Symbol:  CRMXF

 Frankfurt Stock Exchange:  DFL

WKN:  866036 Frankfurt

 U.S. 20-F Registration: 000-29870

CREAM MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCINGS

Vancouver, BC – May 5, 2008 - Cream Minerals Ltd. (TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that, subject to regulatory approval, it will carry out two non-brokered private placement financings.

The Non Flow-Through ("NFT”) financing will consist of one non-flow-through unit (the “Unit”) comprised of one common share in the capital of Cream and one-half of one non-transferable share purchase warrant (the “Warrant”).  Each whole Warrant will entitle the holder to purchase one additional common share of Cream for a period of two years from closing.

Flow-Through

Subscribers to the NFT Unit financing will be eligible to participate in a flow through unit (“FT Unit”) financing on a two NFT Units to one FT Unit basis.  Both the Unit and the FT Unit financing will be carried out concurrently.

FT Units will consist of one flow-through common share and one-half of one non-transferable non-flow-through share purchase warrant (the “FT Unit Warrant”).  Each whole FT Unit Warrant will entitle the holder to purchase one additional non-flow-through common share of Cream for a period of 24 months from closing.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period pursuant to the Securities Act (British Columbia) and the policies of the TSX Venture Exchange and may not be traded for a period of four months plus one day from the date of issuance.

Compensation may be paid to certain eligible arm’s-length parties (the "Finders"), where such Finders arrange for subscribers to the private placement, and will comprise of a cash commission equal to 8% of the gross proceeds received by the Company from the sale of Units and FT Units by such Finders, and non-transferable warrants (the “Finder’s Warrants”) in a number equal to 8% of the number of Units and FT Units sold by such Finders.  Each Finder’s Warrant will entitle the holder, on exercise, to purchase one additional common share of the Issuer (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants.

The net proceeds from the sale of the NFT Units shall be used for the further exploration and development of the Company’s projects in Mexico (silver-gold), Sierra Leone (diamonds), and for working capital.  The proceeds from the sale of FT Units will be used for the exploration of the Company’s projects in Canada.  The primary use of the funds is to explore and diamond drill the Company’s two nickel properties in Manitoba, and its silver and gold properties in British Columbia.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President & CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

OR

Catarina Cerqueira, Associate Account Manager

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.